As filed with the Securities and Exchange Commission on September 8, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

Under

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TELE CENTRO OESTE CELULAR
PARTICIPAÇÕES S.A.

(Name of Subject Company)

TELE CENTRO OESTE CELULAR
PARTICIPAÇÕES S.A.

(Name of Person Filing Statement)

Preferred shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 3,000 preferred shares
(Title of Class of Securities)

87923P105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

_______________________

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

     This Amendment relates to the offer by Telesp Celular Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, (the “TCP”), to purchase for cash up to 84,252,534,000 preferred shares of Tele Centro Oeste Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, at a price of R$10.70 per 1,000 preferred shares without interest, net of applicable stock exchange and settlement fees, brokerage fees or commissions and withholding taxes, upon the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO filed by TCP, Brasilcel N.V., Portugal Telecom, SGPS, S.A., PT Móveis, SGPS, S.A. and Telefónica Móviles, S.A. (the “Offerors”) on September 1, 2004 with the U.S. Securities and Exchange Commission.

     This Amendment is filed to add additional exhibits to Item 9 of the Schedule 14D-9 filed on September 1, 2004 and to reflect the filing of a revised offer to purchase dated September 1, 2004 (Exhibit (a)(1)(A)) by the Offerors. Item 9 is hereby amended and restated as follows:

Item 9. Exhibits

(a)(1)(A)	Offer to purchase dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(A) to Amendment No. 1 to the tender offer statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-60699).

(a)(1)(B)	Announcement to shareholders (edital) dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).

(a)(1)(C)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(H) to Amendment No. 1 to the tender offer statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-60699).

(a)(5)(A)	Summary advertisement dated September 1, 2004, incorporated by reference from Exhibit (a)(5)(A) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).

(a)(5)(B)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the Offerors under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(C)	Notice of material fact (fato relevante) dated September 1, 2004, incorporated herein by reference to Exhibit (a)((5)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).

(a)(5)(D)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(5)(E)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(F)	Press release dated September 1, 2004, incorporated herein by reference to Exhibit (a)(5)(F) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

	By:	/s/ Antonio Carlos Haidamus Monteiro

Name: Antonio Carlos Haidamus Monteiro
Title: Vice President for Technology, Networks, and Customers

	By:	/s/ Roberto Iunes Brito

Name: Roberto Iunes Brito
Title: Executive Vice President for Marketing and Innovation
Dated: September 8, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to purchase dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(A) to Amendment No. 1 to the tender offer statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-60699).

(a)(1)(B)	Announcement to shareholders (edital) dated September 1, 2004, incorporated by reference from Exhibit (a)(1)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(1)(C)	Clarification, published September 2, 2004, to announcement to shareholders (edital) filed as Exhibit (a)(1)(B), incorporated by reference from Exhibit (a)(1)(H) to Amendment No. 1 to the tender offer statement on Schedule TO filed by the Offerors on September 8, 2004 (SEC File No. 005-60699).

(a)(5)(A)	Summary advertisement dated September 1, 2004, incorporated by reference from Exhibit (a)(5)(A) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(5)(B)	Notice of material fact (fato relevante) dated August 25, 2004, incorporated herein by reference to the pre-commencement communication filed by the Offerors under cover of Schedule TO on August 27, 2004 (Exhibit 1.1) (SEC File No. 005-60699).*

(a)(5)(C)	Notice of material fact (fato relevante) dated September 1, 2004, incorporated herein by reference to Exhibit (a)((5)(E) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).*

(a)(5)(D)	Press release dated August 24, 2004, incorporated herein by reference to the first pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.2) (SEC File No. 005-60699).

(a)(5)(E)	Investor presentation dated August 25, 2004, incorporated herein by reference to the second pre-commencement communication filed by the Offerors under cover of Schedule TO on August 25, 2004 (Exhibit 1.1) (SEC File No. 005-60699).

(a)(5)(F)	Press release dated September 1, 2004, incorporated herein by reference to Exhibit (a)(5)(F) to the tender offer statement on Schedule TO filed by the Offerors on September 1, 2004 (SEC File No. 005-60699).

*	Previously included as an exhibit.